SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed

Pursuant to Rules 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2(b)

(Amendment No. 7)*

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $0.10 per share)

(Title of Class of Securities)

679580100 (CUSIP Number)

Check the following box if a fee is being paid with this statement  ☐

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey W. Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 920,485 (See Item 4) 6. SHARED VOTING POWER 451,496 (See Item 4) 7. SOLE DISPOSITIVE POWER 920,485 (See Item 4) 8. SHARED DISPOSITIVE POWER 451,496 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,981
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12.	TYPE OF REPORTING PERSON IN (See Item 4)

Page 2 of 15 pages

CUSIP No. 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey W. Congdon Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 483,049 (See Item 4) 6. SHARED VOTING POWER -0- (See Item 4) 7. SOLE DISPOSITIVE POWER 483,049 (See Item 4) 8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,049
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 3 of 15 pages

CUSIP No. 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Congdon Trust for Michael Davis Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 145,812 (See Item 4) 6. SHARED VOTING POWER -0- (See Item 4) 7. SOLE DISPOSITIVE POWER 145,812 (See Item 4) 8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,812
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 4 of 15 pages

CUSIP No. 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Congdon Trust for Peter Whitefield Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 145,812 (See Item 4) 6. SHARED VOTING POWER -0- (See Item 4) 7. SOLE DISPOSITIVE POWER 145,812 (See Item 4) 8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,812
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 5 of 15 pages

CUSIP No. 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Congdon Trust for Mary Evelyn Congdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 145,812 (See Item 4) 6. SHARED VOTING POWER -0- (See Item 4) 7. SOLE DISPOSITIVE POWER 145,812 (See Item 4) 8. SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,812
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 6 of 15 pages

CUSIP No. 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Congdon Trust for Hunter Andrew Terry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER -0- (See Item 4) 6. SHARED VOTING POWER 150,499 (See Item 4) 7. SOLE DISPOSITIVE POWER -0- (See Item 4) 8. SHARED DISPOSITIVE POWER 150,499 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,499
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 7 of 15 pages

CUSIP No. 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Congdon Trust for Nathaniel Everett Terry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER -0- (See Item 4) 6. SHARED VOTING POWER 150,498 (See Item 4) 7. SOLE DISPOSITIVE POWER -0- (See Item 4) 8. SHARED DISPOSITIVE POWER 150,498 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,498
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 8 of 15 pages

CUSIP No. 679580100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Congdon Trust for Kathryn Lawson Terry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER -0- (See Item 4) 6. SHARED VOTING POWER 150,499 (See Item 4) 7. SOLE DISPOSITIVE POWER -0- (See Item 4) 8. SHARED DISPOSITIVE POWER 150,499 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,499
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12.	TYPE OF REPORTING PERSON OO (See Item 4)

Page 9 of 15 pages

CUSIP No. 679580100

Item 1.	(a)		Name of Issuer:

Old Dominion Freight Line, Inc.

	(b)		Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way Thomasville, NC 27360

Item 2.	(a)		Names of Persons Filing:

		(i)	Jeffrey W. Congdon

		(ii)	Jeffrey W. Congdon Revocable Trust

		(iii)	John R. Congdon Trust for Michael Davis Congdon

		(iv)	John R. Congdon Trust for Peter Whitefield Congdon

		(v)	John R. Congdon Trust for Mary Evelyn Congdon

		(vi)	John R. Congdon Trust for Hunter Andrew Terry

		(vii)	John R. Congdon Trust for Nathaniel Everett Terry

		(viii)	John R. Congdon Trust for Kathryn Lawson Terry

	(b)		Address of Principal Business Office:

As to (i) through (viii): 7511 Whitepine Road

Richmond, VA 23237

	(c)		Place of Organization or Citizenship:

As to (i) USA

As to (ii) – (viii) Virginia

	(d)		Title of Class of Securities:

Common Stock ($0.10 par value)

	(e)		CUSIP Number:

679580100

Item 3.	If this Statement Is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing Is a:

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(c) and Rule 13d-1(k) but not a group filing.

Page 10 of 15 pages

CUSIP No. 679580100

Item 4.	Ownership.

	The securities reported herein are beneficially owned by Jeffrey W. Congdon, the Jeffrey W. Congdon Revocable Trust, the John R. Congdon Trust for Michael Davis Congdon, the John R. Congdon Trust for Peter Whitefield Congdon, the John R. Congdon Trust for Mary Evelyn Congdon, the John R. Congdon Trust for Hunter Andrew Terry, the John R. Congdon Trust for Nathaniel Everett Terry and the John R. Congdon Trust for Kathryn Lawson Terry. The total securities reported is 1,371,981 shares of the Issuer’s Common Stock, which constitutes 5.5% of such shares as of December 31, 2004.

	As of December 31, 2004, Jeffrey W. Congdon has sole voting and dispositive power with respect to 920,485 shares (3.7%) of the Issuer’s Common Stock, of which 483,049 shares are held by the Jeffrey W. Congdon Revocable Trust, 145,812 shares are held by the John R. Congdon Trust for Michael Davis Congdon, 145,812 shares are held by the John R. Congdon Trust for Peter Whitefield Congdon, and 145,812 shares are held by the John R. Congdon Trust for Mary Evelyn Congdon. He shares voting and dispositive power with respect to 150,499 shares held by the John R. Congdon Trust for Hunter Andrew Terry, 150,498 shares held by the John R. Congdon Trust for Nathaniel Everett Terry, and 150,499 shares held by the John R. Congdon Trust for Kathryn Lawson Terry. Jeffrey W. Congdon beneficially owns a total of 1,371,981 shares (5.5%).

	As of December 31, 2004, the Jeffrey W. Congdon Revocable Trust owns directly 483,049 shares (1.9%) of the Issuer’s Common Stock. Jeffrey W. Congdon, as Trustee, has sole voting and sole dispositive power over those shares.

	As of December 31, 2004, the John R. Congdon Trust for Michael Davis Congdon owns directly 145,812 shares (0.6%) of the Issuer’s Common Stock. Jeffrey W. Congdon, as Trustee, has sole voting and sole dispositive power over those shares.

	As of December 31, 2004, the John R. Congdon Trust for Peter Whitefield Congdon owns directly 145,812 shares (0.6%) of the Issuer’s Common Stock. Jeffrey W. Congdon, as Trustee, has sole voting and sole dispositive power over those shares.

	As of December 31, 2004, the John R. Congdon Trust for Mary Evelyn Congdon owns directly 145,812 shares (0.6%) of the Issuer’s Common Stock. Jeffrey W. Congdon, as Trustee, has sole voting and sole dispositive power over those shares.

	As of December 31, 2004, the John R. Congdon Trust for Hunter Andrew Terry owns directly 150,499 shares (0.6%) of the Issuer’s Common Stock. Jeffrey W. Congdon, as Co-Trustee, has shared voting and shared dispositive power over those shares.

	As of December 31, 2004, the John R. Congdon Trust for Nathaniel Everett Terry owns directly 150,498 shares (0.6%) of the Issuer’s Common Stock. Jeffrey W. Congdon, as Co-Trustee, has shared voting and shared dispositive power over those shares.

	As of December 31, 2004, the John R. Congdon Trust for Kathryn Lawson Terry owns directly 150,499 shares (0.6%) of the Issuer’s Common Stock. Jeffrey W. Congdon, as Co-Trustee, has shared voting and shared dispositive power over those shares.

	(a)	Amount beneficially owned:

	(i)	1,371,981

	(ii)	483,049

	(iii)	145,812

	(iv)	145,812

	(v)	145,812

	(vi)	150,499

	(vii)	150,498

	(viii)	150,499

Page 11 of 15 pages

CUSIP No. 679580100

(b)	Percent of Class:

	(i)	5.5%

	(ii)	1.9%

	(iii)	0.6%

	(iv)	0.6%

	(v)	0.6%

	(vi)	0.6%

	(vii)	0.6%

	(viii)	0.6%

(c)	Number of Shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

		(i)	920,485

		(ii)	483,049

		(iii)	145,812

		(iv)	145,812

		(v)	145,812

		(vi)	-0-

		(vii)	-0-

		(viii)	-0-

	(ii)	Shared power to vote or to direct the vote

		(i)	451,496

		(ii)	-0-

		(iii)	-0-

		(iv)	-0-

		(v)	-0-

		(vi)	150,499

		(vii)	150,498

		(viii)	150,499

	(iii)	Sole power to dispose or to direct the disposition of

		(i)	920,485

		(ii)	483,049

		(iii)	145,812

		(iv)	145,812

		(v)	145,812

		(vi)	-0-

		(vii)	-0-

		(viii)	-0-

	(iv)	Shared power to dispose or to direct the disposition of

		(i)	451,496

		(ii)	-0-

		(iii)	-0-

		(iv)	-0-

		(v)	-0-

		(vi)	150,499

		(vii)	150,498

		(viii)	150,499

Page 12 of 15 pages

CUSIP No. 679580100

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person See information in Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group See Item 3 and Item 4, above.

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.

Certifications.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

Page 13 of 15 pages

CUSIP No. 679580100

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 7, 2005.

JEFFREY W. CONGDON

/s/ Jeffrey W. Congdon
Jeffrey W. Congdon

JEFFREY W. CONGDON REVOCABLE TRUST

By:	/s/ Jeffrey W. Congdon
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR MICHAEL DAVIS CONGDON

By:	/s/ Jeffrey W. Congdon
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR PETER WHITEFIELD CONGDON

By:	/s/ Jeffrey W. Congdon
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR MARY EVELYN CONGDON

By:	/s/ Jeffrey W. Congdon
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY

By:	/s/ Jeffrey W. Congdon
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY

By:	/s/ Jeffrey W. Congdon
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY

By:	/s/ Jeffrey W. Congdon
Jeffrey W. Congdon, Trustee

Page 14 of 15 pages